Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

supplementing the Preliminary Prospectus

Supplement, dated October 29, 2015 and the

accompanying Prospectus, dated October 3, 2014

Registration Statement No. 333-199159

October 29, 2015

Lennar Corporation

$400,000,000 4.875% Senior Notes due 2023

Pricing Term Sheet

The information in this pricing term sheet supplements Lennar Corporation’s preliminary prospectus supplement, dated October 29, 2015 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

Issuer:	Lennar Corporation

Security:	4.875% Senior Notes due 2023

Ranking:	Senior Unsecured

Offering Format:	SEC-Registered

Size:	$400,000,000

Gross Proceeds:	$396,676,000

Net Proceeds to Issuer (before expenses):	$394,076,000

Coupon:	4.875%

Maturity Date:	December 15, 2023

Public Offering Price:	99.169%

Yield to Maturity:	5.000%

Anticipated Ratings*:	Ba2 (Moody’s) BB (S&P) BB+ (Fitch)

Interest Payment Dates:	June 15 and December 15, commencing June 15, 2016

Trade Date:	October 29, 2015

Expected Settlement Date:	November 5, 2015 (T+5). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the date of pricing or the next succeeding business day should consult their own advisors.

Redemption at our Option:	We may redeem the Notes in whole at any time or in part from time to time. If we redeem any of the Notes more than 90 days prior to their scheduled maturity date, the redemption price of those Notes will be equal to the greater of (i) 100% of their principal amount; or (ii) the present value of the payments of interest (excluding any interest accrued to the redemption date) and principal (including principal due on redemption) that would be due after the actual redemption date if those Notes were redeemed on the day that is 90 days prior to their scheduled maturity date, discounted to the date of the actual redemption, on a semi-annual basis, at the Treasury Rate plus 50 basis points (0.50%). If we redeem any of the Notes on or after the date that is 90 days prior to the scheduled maturity date of the Notes, the redemption price of those Notes will be equal to 100% of the principal amount of the Notes. In any redemption, we will also pay accrued and unpaid interest on the Notes being redeemed to the date of redemption. In determining the redemption price and accrued interest, interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

CUSIP / ISIN:	526057 BW3 / US526057BW31

Joint Book-Running Managers:

Deutsche Bank Securities Inc.

Wells Fargo Securities, LLC

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

                    Incorporated

Mizuho Securities USA Inc.

Goldman, Sachs & Co.

RBC Capital Markets, LLC

Co-Managers:	Comerica Securities, Inc.

Use of Proceeds:

We expect to receive net proceeds of approximately $393.33 million from the sale of the Notes after deducting the underwriting discount and certain expenses of the offering. We intend to use the net proceeds of this offering for general corporate purposes, which may include the redemption or settlement of our 2.75% convertible senior notes due 2020 in full or in part or the redemption or repayment of our other indebtedness, including amounts outstanding under our unsecured revolving credit facility.

As Adjusted Column of table under “Capitalization”:	The “As Adjusted” column of the table in the preliminary prospectus supplement showing our capitalization as of August 31, 2015 as adjusted for the issuance of the Notes and the use of the net proceeds from this offering will be revised to reflect an assumed use of net proceeds to repay or settle all $274.28 million in aggregate principal amount of our 2.75% convertible senior notes due 2020 and to repay approximately $119.05 million of the amounts outstanding under our unsecured revolving credit facility.

Conflict of Interest:	Certain of the underwriters (or their affiliates) may hold some of our 2.75% convertible senior notes due 2020 and/or may be lenders under our unsecured revolving credit facility and would receive a portion of the proceeds from this offering if we use the net proceeds to redeem or settle those notes and/or repay the unsecured revolving credit facility. If any one underwriter, together with its affiliates, were to receive 5% or more of the net proceeds as a result of the redemption, settlement and/or repayment, such underwriter would be deemed to have a “conflict of interest” with us in regard to this offering under FINRA Rule 5121. If the proceeds were used to repay or settle our 2.75% convertible senior notes due 2020 and repay a portion of the amount outstanding under the unsecured revolving credit facility, we currently expect that Wells Fargo Securities, LLC would be deemed to have a “conflict of interest.” Accordingly, this offering will be conducted in accordance with FINRA Rule 5121. No underwriter with a “conflict of interest” under FINRA Rule 5121 will confirm sales to any discretionary accounts without receiving specific written approval from the account holder. Pursuant to FINRA Rule 5121(a)(1)(A), the appointment of a “qualified independent underwriter” is not required in connection with this offering because the FINRA member primarily responsible for managing this offering does not have a conflict of interest, is not an affiliate of any member that has a conflict of interest and meets the requirements of paragraph (f)(12)(E) of FINRA Rule 5121.

Experts	The consolidated financial statements and the related financial statement schedule incorporated in the prospectus supplement by reference, and the effectiveness of Lennar Corporation’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Lennar Corporation and the Guarantors have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that Lennar Corporation and the Guarantors have filed with the SEC, including the prospectus supplement, for more complete information about Lennar Corporation, the Guarantors and this offering. You may get these documents for free by visiting the SEC web site at www.sec.gov. Alternatively, Lennar Corporation, the Guarantors, any underwriter or dealer participating in the offering will arrange to send you the prospectus and the accompanying prospectus supplement if you request it by calling Deustche Bank Securities Inc. toll-free at 1-800-503-4611.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimer or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another email system.

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